UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

CHINA FUNDAMENTAL ACQUISITION CORPORATION
(Exact Name of Registrant as Specified in Charter)

Cayman Islands	000-53233	98-0562157
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1108 A Block TIANCHENG MANSION, #2 XINFENG Rd. DESHEMENGWAI St, XICHENG Dist. Beijing	100088
(Address of Principal Executive Offices)	(Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

IMPORTANT NOTICE

This report of foreign private issuer, including the exhibits contained herein, includes “forward-looking statements” that involve substantial risks and uncertainties. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this report include matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this report. Such risk factors include, among others: the Company’s ability to respond to any comments or questions from NASDAQ regarding its application; the timing of the Company’s responses to any NASDAQ questions or comments; the Company’s ability to meet the listing requirement for listing on NASDAQ; whether NASDAQ will approve the Company’s application for listing; the timing of any listing on an exchange; potential liability from the future litigation; and acquisition integration related issues. Actual results may differ materially from those contained in the forward-looking statements in this report and documents submitted to the SEC. The Company undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances offering after the date of this report.

Other Events

On March 12, 2010, China Fundamental Acquisition Corporation (“China Fundamental”) issued a press release announcing that it would present at the ROTH Capital Partners 22nd Annual OC Growth Stock Conference on March 15, 2010. Topics to be discussed include, without being limited to, China Fundamental’s recent business combination with Beijing Wowjoint Machinery Co., Ltd. and its associated companies (collectively “Wowjoint”), the filing of the application to list its common stock, warrants and units on the NASDAQ Global Market subsequent to the acquisition of Wowjoint.

A copy of the press release is attached as Exhibit 99.1 hereto.

Exhibits

Exhibit No	Description
99.1	Press Release dated March 12, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA FUNDAMENTAL ACQUISITION CORPORATION

	By:	/s/ Ya Bin Liu
Name: Ya Bin Liu
Date: March 14, 2010		Title: Chief Executive Officer